Ournett Holdings Inc. S-1

Exhibit 99.1

SUBSCRIPTION AGREEMENT

Ournett Holdings, Inc.
500 Fifth Avenue, Suite 1420
New York, New York 10110

Dear Sir:

Concurrent with execution of this Agreement, the undersigned (the “Purchaser”) is purchasing ____________________ (__________) shares of Common Stock (the “Shares”) of Ournett Holdings Inc. (the “Company”) at a price of $0.025 per Share (the “Subscription Price”) pursuant to that certain prospectus that is part of that certain Form S-1 Registration Statement (File No. 333-______).  Purchaser hereby confirms the subscription for and purchase of the Shares and hereby agrees to pay herewith the Subscription Price for such Shares.  Purchaser further confirms that an executive officer and/or director of the Company solicited him/her/it to purchase the shares of Common Stock of the Company and no other person participated in such solicitation.

The Purchaser hereby acknowledges that the Shares in this Offering may not be sold for a period of one year from purchase, provided, however, during the year period the Purchaser may sell 10% of the Shares on a quarterly basis commencing on the date of purchase.  The Company may affix a legend to the certificate representing the Shares stating that the Shares are subject to this lock up/leak out provision.

Purchaser is an “accredited investor” as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended.   Purchaser is sufficiently experienced in financial and business matters to be capable of evaluating the merits and risks of its investments, and to make an informed decision relating thereto, and to protect its own interests in connection with the purchase of the Common Stock.  Purchaser is purchasing the shares of Common Stock as principal for its own account.  Purchaser is purchasing the Common Stock for investment purposes only and not with an intent or view towards further sale or distribution (as such term is used in Section 2(11) of the Securities Act) thereof, and has not pre-arranged any sale with any other purchaser.  Purchaser acknowledges that the purchase of the Common Stock involves a high degree of risk, is aware of the risks and further acknowledges that it can bear the economic risk of the shares of Common Stock, including the total loss of the investment.  Purchaser, in making the decision to purchase the Common Stock subscribed for, has relied upon independent investigations made by it and its purchaser representatives, if any, and Purchaser and such representatives, if any, have prior to any sale to it, been given access and the opportunity to examine all material contracts and documents relating to this offering and an opportunity to ask questions of, and to receive answers from, the Company or any person acting on its behalf concerning the terms and conditions of this offering.  The Purchaser and its advisors, if any, have been furnished with access to all materials relating to the business, finances and operation of the Company and materials relating to the offer and sale of the Common Stock which have been requested including the prospectus.  Purchaser and its advisors, if any, have received complete and satisfactory answers to any such inquiries.

MAKE CHECK PAYABLE TO: Ournett Holdings, Inc.

     Executed this _______day of ___________________, 201_.

Name of Purchaser	Signature of Purchaser

Address of Purchaser

Tax ID or SS#:

PLEASE ENSURE FUNDS ARE IN US DOLLARS

Number of Shares Purchased:	____________ X $0.025 ____________ =	US$ _______________
(Total Subscription Price)
Form of Payment:	Check #: ____________ Other: ______________

Ournett Holdings, Inc.

By:

Name:

Title:

Date: